                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                February 7, 2001


                                VIVENDI UNIVERSAL

                             42, AVENUE DE FRIEDLAND
                                   75008 PARIS
                                     FRANCE
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F     X         Form 40-F
                                    -----                  -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                     No     X
                              -----                  -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


Contents:  Press Releases.

                                  EXHIBIT LIST




Exhibit     Description

99.1        Press release, dated February 5, 2001 (incorporated by reference to
            Exhibit 12(a)(5) to Vivendi Universal's Schedule TO filed
            February 6, 2001).

99.2        Press release, dated February 5, 2001.

99.3        Press release, dated February 5, 2001.

                                   SIGNATURES
                                   ----------


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          VIVENDI UNIVERSAL


                                          By: /s/Jean-Francois Dubos
                                              ----------------------
                                             Name:  Jean-Francois Dubos
                                             Title:  General Counsel

DATE:  FEBRUARY 7, 2001